(FREE TRANSLATION FROM THE SPANISH)

BANCO SANTANDER CHILE

BY - LAWS

TITLE ONE: Name, Corporate Domicile, Duration and Purpose

ARTICLE 1. A stock corporation whose corporate name shall be "BANCO SANTANDER-CHILE", which can also operate under the corporate names Banco Santander or Santander, governed by these By-laws, the General Banking Act and all other statutes and regulations currently in force or that may be issued hereafter regarding the subject matter, is hereby organized.

ARTICLE 2. The Company shall have its corporate domicile in the city of Santiago, place where its headquarters or main office will be located, without prejudice to the agencies or branches that it may open, maintain or close in any other places within the country or abroad, all in accordance with the law and subject to the prior relevant approvals as may be required.

ARTICLE 3. The term of the Company shall be indefinite.

ARTICLE 4. The Bank's purpose is to execute and enter into all of those acts, contracts, businesses and transactions permitted to commercial banking institutions in accordance with applicable laws and particularly the General Banking Act, provided that the Bank may expand or restrict its activities in compliance with any existing legal provisions or any such other regulations that may be issued hereafter, without the need to amend these By-laws.

TITLE TWO: Capital Stock and Shares

ARTICLE 5. The capital stock of the Bank is the amount of Ch$891,302,881,691, divided into 188,446,126,794 shares in the registered form, with no par value, constituting a single series. The capital stock has been subscribed and paid in full.

ARTICLE 6. The Bank shall maintain a Register of Shareholders in accordance with the provisions established in the Law of Public Limited Companies, its regulations, and other applicable regulations.

TITLE THREE: Management

ARTICLE 7. The management of the Bank, other than the authority reserved to the Shareholders Meeting pursuant to these By-laws, the applicable Law or Regulation, or other applicable regulations, shall be entrusted to the Board of Directors.

ARTICLE 8. The Board of Directors is constituted by nine regular members and two alternate members appointed by the relevant Shareholders Meeting. In the selection or appointment of board members, efforts will be made to ensure compliance with diversity criteria in accordance with relevant standards and best practices, as well as applicable regulations. To this end, the policies, procedures, evaluation systems, or other measures established by the board or its corresponding committee will be applied. Directors may be either shareholders or non-shareholders of the Company.

ARTICLE 9. The Directors shall remain in office for three years and may be reelected indefinitely. The Board of Directors shall be renewed in its entirety at the end of each period. If for any reason, the Shareholders Meeting in which the new Directors are to be appointed is not held on the scheduled date, the Directors whose term had expired shall remain in office until their replacements are designated, and the Board of Directors shall convene, within thirty days, a Shareholders Meeting in order to effect such appointments.

ARTICLE 10. The Directors shall be entitled to compensation for the performance of their duties. The amount of their compensations shall be determined annually by the Ordinary Shareholders Meeting. The aforesaid is to be understood without prejudice to the payments that, in the form of wages, fees, travel accounts, expense accounts, due to them as representatives of the Board of Directors or any other cash payments, payments in kind or royalties of any sort whatsoever, which might have been assigned to certain Directors by the Shareholders Meetings or the Board of Directors, with the approval of the Shareholders Meeting, for the performance of specific duties or tasks imposed upon them specifically by the Shareholders Meeting or the Board of Directors (other than their duties as Directors). A detailed and separate entry for these special compensations shall be made in the Annual Report, which shall expressly indicate the complete name of each of the Directors receiving such compensations.

ARTICLE 11. The vacancies in the Board of Directors caused in case that a director ceases in the performance of this duties, whether by reason of incompatibility, limitation, legal incapacity or being subject to an ongoing liquidation proceeding, impossibility, unexcused absence, death, resignation or any other legal cause, shall be filled by the Board of Directors, being these regular or alternate Board members.. The Board members appointed in that way, shall hold such position until the next Ordinary Shareholders Meeting which shall make the definitive appointments until the expiration of the term of the director that caused the vacancy.

ARTICLE 12. The Board of Directors shall elect from among its members, a Chairman and a Vice Chairman during the first meeting following its appointment by the relevant Shareholders Meeting, or after ceasing such persons, for any reason, in their offices. In the event of a tie, the appointment shall be decided by the person acting as chairman for such meeting.

ARTICLE 13. The Board of Directors shall meet at the corporate domicile, unless the Directors unanimously consent to the holding of a particular meeting outside the corporate domicile or unless all the Directors participate in such meeting. The Board of Directors shall meet in ordinary sessions at least once a month, held on the pre-set dates and times as determined by the Board. Extraordinary meetings shall be held whenever called by the Chairman, whether at his own will or upon the request of three or more Directors, subject in such case to the prior qualification of the Chairman to the effect that holding the meeting is justified, except if the request is made by the absolute majority of the Directors in office, in which case the meeting shall be held without such prior qualification. The extraordinary meetings may only address those matters specifically included in the relevant agenda, except that, if the meeting is attended by all the Directors in office, they may agree otherwise with the unanimous vote of all of them. Extraordinary meetings shall be called as required by law.

ARTICLE 14. The quorum required to hold a Board of Directors' Meetings shall be the absolute majority of Directors with voting rights set forth in these By-laws. The resolutions shall be adopted by the affirmative vote of the absolute majority of the attending Directors. In the event of a tie, the person acting as the Chairman of the meeting shall cast a deciding vote. The Directors, who despite not being physically present, are communicated constantly and simultaneously by technological means authorized by law and other applicable regulations will be counted towards quorum. Alternate directors may always participate in board meetings with the right to speak, and will have the right to vote only when they replace a regular director.

ARTICLE 15. The Directors having an interest vested on a negotiation, act, contract or transaction that is not related to the bank business, either as principal or as representatives of another person, shall communicate such fact to the other Directors, abstain from any deliberation or vote on the matter, and comply with the provisions established by law and other applicable regulations

ARTICLE 16. The discussions and resolutions of the Board of Directors shall be recorded in a book of minutes kept by the secretary, which will be stored on media that guarantee their fidelity and integrity, in accordance with the applicable regulations.. If a director considers that any minute is inaccurate or incomplete, he shall be entitled to record the respective objections, before actually signing it. The resolutions adopted may be carried out without need to approve the minutes at a subsequent meeting. In the event of death, refusal or incapacity for any reason to sign the minutes by any of the Directors attending, such circumstance shall be recorded at the end of the minutes stating the reason for the impediment.

ARTICLE 17. The Directors shall be personally liable for all the acts they may perform in the performance of their duties. The director who may wish to be released from liability with respect to any act or resolution of the Board of Directors, shall cause to record his opposition in the minutes. The Chairman shall inform of such circumstance in the following Ordinary Shareholders Meeting.

ARTICLE 18. The Board will represent the Bank judicially and extrajudicially and, in connection with the performance of its corporate's purpose, circumstance that will not be necessary to be evidenced before third parties. It will be empowered with all the authorities and powers of administration that the law or the By-laws do not set as exclusive of the shareholders meetings, without being necessary to grant for such purposes any special power of attorney, even for those acts that the law requires to do so. This provision is notwithstanding the judicial representation of the Bank that is part of the authorities of the General Manager. The Board may delegate part of its authorities to the General Manager, to one or more Managers, Deputy Managers or Attorneys of the Bank, a Director, a Commission of Directors, and for specifically determined purposes, to other persons.

ARTICLE 19. The Board of Directors shall appoint three Directors within its members to constitute a Directors' Committee, which shall be governed by the provisions of Section 50 of the Companies Act.

ARTICLE 20. The Chairman of the Board of Directors shall also be the Chairman of the Bank and the Shareholders Meeting. The Chairman shall have, in addition to the obligations and authorities established by the relevant legal and regulatory provisions, these By-laws and the Board of Directors, the following: (a) to act as Chairman of the Board of Directors and Shareholders Meetings; (b) to seek for the strict enforcement of these By-laws, and the resolutions of the Board of Directors and the Shareholders Meetings; (c) to call the Board of Directors Meetings; (d) to sign the Annual Reports and the resolutions and communications that may be issued by the Board or the Shareholders Meetings. In the event of a temporary absence or incapacity of the Chairman, the Chairman shall be replaced, for any legal purpose, by the 1st Vice Chairman and, upon the absence of the 1st Vice Chairman, by the 2nd Vice Chairman, or at last by the person who, from among its members, may be designated by the Board of Directors, or the shareholders appointed by the Shareholders Meeting, in its case..

TITLE FOUR: The General Manager

ARTICLE 21. The Board of Directors shall appoint a General Manager and the deputy person or persons, who will have their offices at the registered office who shall be responsible for the immediate management of the Bank's businesses and shall represent the Bank in all its offices. The General Manager shall have the judicial representation of the Bank, with the authorities legally vested upon him set forth in the two paragraphs of Section 7 of the Code of Civil Procedure. His position shall not be compatible with that of director of the Bank, which impediment is without prejudice to the fact that, in a transitory manner not to exceed ninety days, a director of the Bank may perform duties as General Manager. The General Manager shall have the right to participate in the discussions held at the meetings of the of the Board of Directors but shall not have the right to vote in connection therewith, being responsible, however, jointly with all the members of the Board of Directors, for any illegal or damaging resolutions adopted that are harmful to the interests of the Company, unless his opposition has been duly recorded in the minutes. The General Manager shall have, in addition to the authorities and duties set forth in the relevant legal and regulatory provisions and its By-laws, the powers delegated upon him by the Board of Directors. Additionally, the General Manager shall act as Secretary at the meetings of the Board of Directors or any Shareholders Meeting, unless another person is specially appointed to act in such capacity. In the event of a temporary absence or incapacity, the General Manager shall be replaced by the Manager, and if there is more than one, by the person appointed by the Board of Directors to that effect.

ARTICLE 22. The Directors, Managers and other employees of the Bank shall be personally responsible for the non-compliance with the provisions contained in these By-laws, the General Banking Act or any other legal or regulatory provision, arising from the performance of their duties as such. They shall also be liable for the infringement of the provisions stated above which are effected or tolerated with their knowledge.

ARTICLE 23. The oversight of the administration will be exercised by the shareholders in the manner provided for by law, without prejudice to the external audit that the Ordinary Shareholders' Meeting may appoint, and to the control systems that must be maintained in accordance with applicable regulations.

TITLE FIVE: Shareholders Meetings

ARTICLE 24. The Shareholders of the Company shall meet in Ordinary or Extraordinary Meetings, at the registered office, in accordance with the applicable laws and regulations. Unless otherwise specified, resolutions of duly convened and constituted Shareholders' Meetings shall be adopted by a majority of the shares present or represented that are entitled to vote, and shall be binding upon all the shareholders.

ARTICLE 25. The Ordinary Shareholders Meetings shall be held once a year, on the dates the Board of Directors may establish, within the first quarter following the date of the annual financial statements, and at these meetings, the Board of Directors will decide on matters within its purview, in accordance with the relevant legal and regulatory provisions, without the need to specify them in the respective notice. An Extraordinary General Meeting of Shareholders may be called whenever the needs of the Company so require, to decide on any matter that the law or these bylaws place within its purview, provided that such matters are specified in the corresponding notices. Notwithstanding the holding of Shareholders' Meetings with the in-person attendance of shareholders or their proxies, participation and/or voting may be conducted through systems and procedures agreed upon by the Board of Directors, in accordance with the law and current regulations, including the implementation of technological means that allow for in-person or remote participation and/or voting.

ARTICLE 26. Notice of the Shareholders Meetings shall be on the dates, terms and conditions set forth in the Law and other applicable regulations.

ARTICLE 27. Shareholders Meetings shall be held, in the event of first call, with a quorum of shareholders representing, either personally or by proxy, the absolute majority of the outstanding shares with voting rights. Should the quorum indicated not be present, a second call shall be made to hold a Shareholders Meeting with the indication that a second call is being made due to the lack of quorum. In the event of second call, the quorum requirement of the Meeting shall be satisfied with the number of shares with voting rights that are either present or represented in the meeting.

ARTICLE 28. The shareholders may be represented at the Shareholders Meetings by other persons, whether shareholders or not, in accordance with the companies regulations.

ARTICLE 29. The discussions and resolutions of all Shareholders Meetings shall be recorded in the minutes which will be stored on media that guarantee their fidelity and integrity, and which will be carried by the Secretary, or by the General Manager in the absence thereof. The relevant minutes shall be signed by the Chairman or his alternate, the Secretary and any three shareholders appointed by the Shareholders Meeting or, if there are less than three attendees, by all such attendees. In the event of death, denial or incapacity to sign the minutes by any of the signatories, a note shall be made at the end of the minute, indicating the cause of the impediment. The minutes shall contain a summary of the discussions held during the Meeting and shall include: names of the attending shareholders and number of shares held or represented by each one of them, which can be omitted if enclosed with the sheet or attendance book; a brief description of any objections made; enumeration of the proposals submitted for discussion and the outcome of the vote, and the list of the shareholders that voted, either in favor or against such proposals. The omission in the minutes of an event related to the Company's interests which occurred during the Shareholders meeting, shall be subject to the unanimous approval of the shareholders attending.

TITLE SIX: Annual Report, Financial Statements and Distribution of Profits

ARTICLE 30. A general Balance Sheet shall be prepared as of December 31 of each year, such Balance Sheet, together with the respective Annual Report, shall be submitted to the consideration of the Ordinary Shareholders Meeting. The Balance Sheet and the Earnings Statement shall be published in accordance with the applicable laws and regulations.

ARTICLE 31. The profits reflected in the financial statements shall be used preferentially to compensate losses of previous fiscal years. The balance shall be allocated, as resolved by the Shareholders Meeting, upon the recommendation of the Board of Directors, to the following purposes: (a) to increase the capital stock, to create a fund for future capitalization or dividend distributions, or to create any other special reserve funds. These allocations shall be in such amounts as the Shareholders Meeting may deem convenient, subject to the restrictions and obligations set forth in the law; and (b) to distribute dividends to the shareholders, in proportion to their stock holding.

TITLE SEVEN: Dissolution and Liquidation

ARTICLE 32. The Bank may dissolve and wind-up, provided that such decision is approved in an Extraordinary Shareholders Meeting with the favorable vote of, at least 2/3 of the outstanding shares with voting rights and it is approved by the Financial Market Commission in the manner provided by law..

ARTICLE 33. Once the voluntary dissolution of the Bank referred to in the previous section is agreed, the Shareholders Meeting that approves it will appoint a commission of three shareholders to carry out its liquidation. The liquidating commission will act with the powers and authorities that these By-laws confer to the Board of Directors; it will keep the shareholders informed of the development of the liquidation, it will call Shareholders Meetings on the date set for such purposes, being entitled to call for Extraordinary Shareholders Meetings. In any other aspect it will be subject to the rules set by the Code of Commerce, the provisions of the Companies Act that may be applicable and the applicable Regulations to the Companies Act. The Shareholders Meeting that appoints the liquidating commission will also set its remuneration.

TITLE EIGHT: Arbitration

ARTICLE 34. Any difficulty arising between the Company and any of the shareholders or Directors, or between such persons, as result of the application of these By-laws, or with regard to the existence, non-existence, validity, nullity, interpretation, compliance or failure to comply, dissolution, liquidation or any other reason, shall be submitted to the resolution of two arbitrators, whose resolutions shall be final, and whom shall be appointed one by each party. Should the arbitrators fail to reach an agreement, the parties shall appoint a third arbitrator to resolve the disagreement. Should there not be an agreement to appoint the third arbitrator, the appointment shall be made by the two arbitrators already designated. If any of the parties fails to appoint the arbitrator or, if having been appointed, there is no agreement as to the outcome, and neither the parties nor the arbitrators appoint the third arbitrator to decide the impasse, the appointment of the respective arbitrator, or of the third arbitrator, as the case may be, shall be made by the ordinary courts, being in this case the appointment necessarily be of a person who is performing or has performed as an attorney at the Supreme Court.